UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

701 Brickell Avenue, 17th Floor

Miami, Florida, 33131 USA

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated July 1, 2025 - The Real Brokerage Acquires Flyhomes’ Consumer Home Search Technology to Advance AI-Driven Home Buying Experience; Makes Strategic Investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date July 1, 2025	By	/s/ Alexandra Lumpkin
Alexandra Lumpkin
Chief Legal Officer